

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170243

DIVISION OF
CORPORATION FINANCE

March 1, 2017

James McRitchie
Myra K. Young
jm@corpgov.net

Re: NextEra Energy, Inc.
Incoming letter dated February 22, 2017

Dear Mr. McRitchie and Ms. Young:

This is in response to your letter dated February 22, 2017 concerning the shareholder proposal submitted to NextEra by Myra K. Young. We also have received a letter from NextEra dated February 28, 2017. On February 10, 2017, we issued a no-action response expressing our informal view that NextEra could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Elizabeth M. Murphy
Associate Director, Legal

cc: Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Hogan
Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

February 28, 2017

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NextEra Energy, Inc.—Shareholder Proposal of Myra K. Young

Ladies and Gentlemen:

We are writing in response to the Proponent's letter dated February 21, 2017, as revised by letter dated February 22, requesting that the staff reconsider its concurrence that the Company may exclude the Proponent's proposal requesting that the Company amend the aggregation limit set forth in its proxy access bylaw. For ease of reference, capitalized terms used in this letter have the same meaning ascribed to them in our letter to the staff dated December 19, 2016.

The Proponent asserts that reconsideration is warranted because the Company has "not demonstrated that even one hypothetical group of 20 shareholders can meet the [three-year] holding requirements of their existing bylaws nor have they demonstrated there is no significant difference between those bylaws and the Proposal." The Proponent further asserts that she has discovered "new information with regard to the turnover of share ownership" which suggests that formation of a nominating group among or including the institutions that are currently the Company's largest shareholders might not be possible because those shareholders may not have held their shares continuously for three years. To support this assertion, the Proponent provides a spreadsheet purporting to show that, "[o]n average, the positions of [the Company's 100 largest shareholders] changed 16.12% over the course" of the most recent quarter.

The Proponent's data is not "new," and in any case the data does not support her conclusion that the Company's largest shareholders have not held significant positions in the Company's common stock for at least three years or that a group of 40 or 50 shareholders is more likely to be able to meet the 3%/3-year ownership requirement than a group of 20 shareholders.

The Proponent's argument presents misleading statistics

The Proponent errs by confusing the percentage variance in a shareholder's individual stock ownership from quarter to quarter with the percentage variance in a shareholder's ownership of the Company's outstanding common stock. The Proponent's calculation that shareholder turnover was 16.12% indicates only that, on average, the number of shares owned by each of the Company's 100 largest investors changed by 16.12% over the course of one quarter. That does not mean that the number of shares held by the Company's largest shareholders changed by a number equal to 16.12% of the Company's outstanding common stock. Because eligibility to utilize proxy access is based on ownership of at least 3% of the Company's outstanding common stock, it is the latter number, not the former, that is relevant to the stability of the Company's shareholder base. [1]

By selecting an inappropriate denominator for calculating shareholder turnover (i.e., the number of shares owned by the shareholder at the end of the measurement period, rather than the number of shares outstanding), the Proponent arrives at a misleadingly high turnover rate that is irrelevant to assessing shareholders' eligibility to utilize proxy access. Based on the Proponent's own spreadsheet, the average change in ownership for each of the 100 funds listed in the spreadsheet during the fourth quarter of 2016 was 345,004 shares. Given that the Company had 467,520,562 shares outstanding as of December 31, 2016, the average percentage change in ownership of the Company's outstanding common stock for each of the funds was approximately 0.07%, or less than one tenth of one percent. The Proponent's own data thus show that, despite the Proponent's contention to the contrary, institutional ownership *was* stable during the period she examined.

The flaw in the Proponent's methodology can be illustrated by examining the data she presents regarding any of a number of the 100 shareholders included in her spreadsheet. As just one example, the Proponent reports that Energy Income Partners LLC increased its share holdings by 22.97% between September 30, 2016 and December 31, 2016. This increase consisted, however, of only 206,132 shares, or 0.044% of the Company's outstanding common stock. While this increase does indicate that the shareholder owned, at the beginning of the measurement period, fewer shares than the number it owned at the end of the period, thus reducing the number of shares the shareholder owned "continuously" for purposes of the 3%/3-year minimum ownership requirement, it hardly has the significant impact claimed by the Proponent.

---

1. The Proponent's selection of 16.12% as the average variance for each fund is further misleading in that she does not weight each shareholder's variance based on the number of shares that shareholder owns. As a result, a hypothetical shareholder that owns 700,000 shares and increases its ownership by 10%, or 70,000 shares, has a more significant impact on the Proponent's given percentage than does a shareholder that owns 20 million shares and increases its ownership by one million shares, or 5%). If the Proponent has used weighted averages in her calculations, turnover would have been approximately 11%, not 16.12%.

The Company's shareholder base is in fact stable

Putting aside the logical and statistical flaws in the Proponent's request for reconsideration, an analysis of the Company's largest institutional shareholders shows that their holdings *do* remain generally stable from year to year. The Proponent's data encompassed a period of only one quarter. For shares to count toward the 3% minimum ownership requirement, however, they must have been held continuously for at least three years. Based on data reported by institutional investment managers on Form 13F, four of the Company's institutional shareholders each owned more than 3% of the Company's outstanding common stock at the end of each of the last 12 quarters. The next ten largest institutional shareholders have each owned between 0.70% and 1.61% of the shares outstanding for each of the last 12 quarters. Moreover, the 20 institutional shareholders holding the largest number of shares of common stock continuously over the last three years collectively owned 31% of the Company's outstanding common stock, and all of those 20 shareholders continuously owned significantly more than 701,281 shares, which is the average number of shares each shareholder in a 20-shareholder nominating group would need to have owned to meet the 3% minimum ownership requirement. As these numbers demonstrate, and as stated in our initial no-action request, the concentration of ownership among the Company's largest shareholders means that some of those shareholders may utilize proxy access individually, and a small number of the others (e.g., any three of the Company's ten largest shareholders) may easily form a group among themselves to make a proxy access nomination. More importantly, any shareholder seeking to form a group to nominate a director candidate, regardless of the size of its holdings, could achieve the minimum required ownership in any number of ways, by combining with one or a small number of the 20 largest holders.

The Proponent cites news articles reporting turnover rates of 70% and 307% for annual trading in the overall stock market. Those rates, even if accurate (and we do not know whether they are or not), are irrelevant to the investment practices of most institutional shareholders. More importantly, as demonstrated by the turnover rates discussed in the preceding paragraph, they are certainly irrelevant to the practices of the Company's largest shareholders.

Conclusion

As stated in our original letters, shareholders have innumerable means of forming a nominating group under the Company's existing bylaw, and nothing in the Proponent's letter supports a conclusion that a 40- or 50-shareholder aggregation limit would make proxy access more usable than it is under a 20-shareholder aggregation limit. The Proponent has not provided any new argument or information supporting a conclusion that the Company's particular policies, practices and procedures regarding the aggregation limit do not compare favorably with the guidelines of the Proposal. We therefore request that the staff deny the Proponent's request for reconsideration and reaffirm the views expressed by the staff in its letter of February 10, 2017.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737 or Alan.Dye@hoganlovells.com.

Sincerely,



Alan L. Dye

cc: John Chevedden
Scott Seeley, NextEra Energy, Inc.

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

February 22, 2017

Re: NextEra Energy, Inc. (NEE)
Shareholder Proposal submitted by Myra K. Young
SEC Rule 14a-8

To Whom It May Concern:

On behalf of my wife, Myra K. Young (the “Proponent”), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to request that staff of the Division of Corporate Finance (the “Staff”) reconsider its February 10, 2017, response to the no-action request by NextEra Energy, Inc. (the “Company”) dated December 19, 2016, with respect to the Company’s plans to exclude the Proponent’s shareholder proposal (“Proposal”) to amend the Company’s shareholder proxy access requirements from the Company’s proxy materials for its 2017 annual meeting of shareholders.

We are providing new information with regard to the turnover of share ownership, which calls into question one the Company’s fundamental assumptions for their contention that Company policies, practices and procedures compare favorably with the guidelines of the proposal and that the Company has, therefore, substantially implemented the proposal.

In advancing their fallacious arguments, the Company has not met the burden of proof required by Rule 14a-8(g). They have not demonstrated that even one hypothetical group of 20 shareholders can meet the holding requirements of their existing bylaws nor have they demonstrated there is no significant difference between those bylaws and the Proposal.

Substantial Implementation Based on False Assumptions

On page 6 of its initial no-action request dated December 19, 2016, the Company contends,

> ‘the largest 20 institutional shareholders of the Company own approximately

> 38% of the outstanding common stock, and each of these 20 institutional shareholders owns more than 0.7%. *Assuming institutional ownership has been stable for three years*, the concentration of significant shareholdings in 20 shareholders means that some of those shareholders may utilize proxy access individually, and that a small number of the others may easily form a group among themselves to make a proxy access nomination." (my emphasis)

Continuing on page 7,

> A group requiring 20 shareholders would therefore hold an average of approximately 700,902 shares per member. According to NASDAQ, as of September 30, 2016, 85 shareholders owned at least 700,902 shares.

This is a totally fallacious argument, since we all know institutional ownership is *not* typically stable over any three year period.

Despite the burden resting with the Company, the no-action process was devoid of any significant analysis of the impact of the holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

As we argued in our letter of January 15, 2017, some funds should not be considered in estimating the number of potential participants. Many hedge funds would not be able to meet the Company requirement that they "acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control…" Other investors appear to be unlikely participants, since they are passively managed and have never filed a proposal or participated in an activist campaign.

However, even barring those arguments, the Company has not demonstrated that our proposal is insubstantially different or that their own language can be implemented.

What the Available Data Shows

As we indicated previously, the Council of Institutional Investors found "that even if the 20 largest public pension funds were able to aggregate their shares they would not meet the 3% criteria at most of the companies examined." (See page 2, http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf)

We have now examined the Company's top 100 shareholders as of December 31, 2016, reported by FactSet Research and the position changes reported from the prior quarter. On average, the positions of these 100 funds changed 16.12% over the course of the *single quarter*. (See attached spreadsheet, NEE top 100.xls.) Of course, there are 12 quarters in a 3 year period, so it is not unreasonable to expect that many, if not most of the 85 shareowners touted by the Company as being able to combine to form a viable group would not be able to do so.

According to the New York Stock Exchange, where the Company is listed, the annualized turnover rate for 2016 was 70%. (See NYSE Group turnover, http://www.nyxdata.com/nysedata/asp/factbook/viewer_edition.asp?mode=tables&key=317&category=3)

However, as Jason Zweig reports in the Wall Street Journal (See *Why Hair-Trigger Traders Lose the Race*, April 2015, http://blogs.wsj.com/moneybeat/2015/04/10/why-hair-trigger-stock-traders-lose-the-race/)

> Many of the same stocks are also traded elsewhere; about three-quarters of their total volume occurs on other exchanges and trading platforms.
>
> Including trades on all marketplaces, the annual turnover rate in U.S. stocks is running at 307% so far this year, up from 303% in 2014, reckons Ana Avramovic, a director of trading strategy at Credit Suisse in New York.

Conclusion

In permitting the exclusion of proposals, Rule 14a-8 imposes the burden of proof on companies, See Rule 14a-8(g). Companies seeking to establish the availability of subsection (i)(10), therefore, have the burden of showing both the insubstantiality of any revisions proposed by the shareholder proposal and the actual implementation of the company alternative. The Company has shown neither.

Based on the foregoing facts and analysis, on behalf of the Proponent, we respectfully request that Staff overturn its February 10, 2017, no-action decision and concur that the Company cannot exclude the Proposal from its 2017 Proxy Materials on the basis of that decision.

If Staff has any questions regarding this request or requires additional information, please contact the undersigned at 916.869.2402 or via e-mail to jm@corpgov.net.

Sincerely,





James McRitchie
Shareholder Advocate

Myra K. Young
NEE Shareholder

Attachment
cc: Scott Seeley, Corporate Secretary <Scott.Seeley@nexteraenergy.com>
John Chevedden

Pages 9 through 11 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16